SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Blue Rock Market Neutral Fund, LLC

(Name of Issuer)

Membership Interests

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. N/A	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mafco Holdings Inc. Master Trust I.R.S. ID No. 36-7370049
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	$14,588,892
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	$14,588,892
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		$14,588,892
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		10.8%
12.	TYPE OF REPORTING PERSON*		EP

CUSIP No. N/A	13G	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:
Blue Rock Market Neutral Fund, LLC
Item 1(b).	Address of Issuer's Principal Executive Offices:
c/o Blue Rock Advisors, Inc. 3915 IDS Center 80 South Eighth Street Minneapolis, MN 55402
Item 2(a).	Names of Person Filing:
Mafco Holdings Inc. Master Trust
Item 2(b).	Address of Principal Business Office or, if none, Residence:
237 Park Avenue New York, NY 10017
Item 2(c).	Citizenship:
Delaware, United States of America
Item 2(d).	Title of Class of Securities:
Membership Interests
Item 2(e).	CUSIP Number:
N/A
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:
☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
Item 4.	Ownership:
(a)	Amount Beneficially Owned:

The Reporting Person is a master trust which holds benefit plan assets. As previously disclosed, on November 1, 2004, the Reporting Person purchased a $12,750,000 membership interest in the Issuer, a Delaware limited liability company that is a registered, non-diversified, closed-end management investment company under the Investment Company Act of 1940. Based on the most recent available information from the Issuer, the Reporting Person's membership interests had a value of $14,588,892 as of December 31, 2006. The Reporting Person has not sold or acquired membership interests in the Issuer since its initial investment. As other persons have invested in the Issuer, the Reporting Person's percentage interest in the Issuer has decreased.

CUSIP No. N/A	13G	Page 4 of 5 Pages
(b)	Percent of Class:
Based on the most recent available information from the Issuer, 10.8%.
(c)

As of December 31, 2006, based on the most recent available information from the issuer, Mafco Holdings Inc. Master Trust had the sole power to vote or to direct the vote of membership interests having a value of $14,588,892 and had the sole power to dispose or to direct the disposition of membership interests having a value of $14,588,892. As of such date, Mafco Holdings Inc. Master Trust had no shared power to vote or direct the vote or to dispose or to direct the disposition of membership interests.

Item 5.	Ownership of Five Percent or Less of a Class.
N/A
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2007

By: /s/ Manuel Rivero

Name:	Manuel Rivero

Title:     Member of the Investment Committee of the Mafco Holdings Inc. Master Trust